Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

LASERCARD CORPORATION

at

$6.25 NET PER SHARE

by

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, JANUARY 21, 2011, UNLESS THE OFFER IS EXTENDED.

American Alligator Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of ASSA ABLOY Inc. (“ASSA US”), which is an Oregon corporation and wholly-owned-subsidiary of ASSA ABLOY AB, a limited liability company organized under the laws of Sweden (“ASSA ABLOY”), is offering to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares” and each a “Share”), of LaserCard Corporation, a Delaware corporation (“LaserCard”), at a purchase price of $6.25 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2010 (as it may be amended from time to time, the “Merger Agreement”), by and among ASSA US, Purchaser and LaserCard. The Merger Agreement provides, among other things, for the making of the Offer and, following the consummation of the Offer and subject to certain conditions, for Purchaser to be merged with and into LaserCard (the “Merger”) with LaserCard continuing as the surviving corporation and a wholly-owned subsidiary of ASSA US and part of ASSA ABLOY’s HID Global business. Each share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held by LaserCard, Purchaser, ASSA US or any wholly-owned subsidiary of ASSA US, all of which will be cancelled and shall cease to exist, or by stockholders who properly exercise appraisal rights under Delaware law), will be cancelled and converted in the Merger into the right to receive $6.25 per Share (or any higher price paid in the Offer), net to the seller in cash, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as described below). The Minimum Tender Condition requires that the number of Shares that are validly tendered and not properly withdrawn prior to the expiration of the Offer, together with any Shares beneficially owned by ASSA US or any subsidiary thereof, equals at least a majority of the outstanding Shares on a fully diluted basis (including for these purposes the number of Shares issuable upon exercise of outstanding options that are vested, or will become vested on or prior to June 20, 2011, and have exercise prices lower than $7.10 per Share, and the number of Shares into which LaserCard’s all other outstanding warrants, restricted stock units or other convertible securities may be converted, exchanged or exercised that are vested, or that will become vested on or prior to June 20, 2011 and have exercise or conversion prices lower than $7.10 per Share). The Offer also is subject to the other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

The LaserCard Board of Directors has represented to us, among other things, that it has unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of LaserCard and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommending that LaserCard’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-vii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Information Agent for the Offer is:

December 22, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other material related to the Offer may be found at www.sec.gov. If you own your Shares through a broker, commercial bank, trust company or nominee, you may contact such broker, commercial bank, trust company or nominee for assistance with the Offer.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entireties. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All issued and outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation.

Price Offered Per Share	$6.25 in cash, without interest thereon and less any required withholding taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of Friday, January 21, 2011, unless the Offer is otherwise extended. See Section 1—“Terms of the Tender Offer.”

Purchaser	American Alligator Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of ASSA ABLOY Inc., which is an Oregon corporation and wholly-owned subsidiary of ASSA ABLOY AB, a limited liability company organized under the laws of Sweden.

Who is offering to buy my securities?

We are American Alligator Acquisition Corp., a Delaware corporation, formed for the purpose of making this Offer. We are a wholly-owned subsidiary of ASSA ABLOY Inc., which we refer to as “ASSA US.” ASSA US is a wholly-owned subsidiary of ASSA ABLOY AB, a leader in door opening solutions, a limited liability company organized under the laws of Sweden, which we refer to as “ASSA ABLOY.” ASSA US is also the parent of HID Global Corporation (“HID Global”), and following the consummation of the merger, LaserCard will be part of the HID Global business.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to American Alligator Acquisition Corp. and, where appropriate, ASSA US. We use the term “ASSA US” to refer to ASSA ABLOY Inc. alone, the term “Purchaser” to refer to American Alligator Acquisition Corp. alone and the terms “LaserCard” or the “Company” to refer to LaserCard Corporation.

See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning ASSA ABLOY, ASSA US and Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of LaserCard common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Tender Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $6.25 per Share net to you, in cash, without interest thereon and less any required withholding taxes. We refer to this $6.25 per share amount as the “Offer Price.” If you are the record owner of

S-i

your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, commercial bank or other nominee, and your nominee tenders your Shares on your behalf, your broker, commercial bank or other nominee may charge you a fee for doing so. You should consult your broker, commercial bank or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Purchaser, ASSA US and LaserCard have entered into an Agreement and Plan of Merger dated as of December 20, 2010 (as may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into LaserCard (the “Merger”).

See Section 11—“The Transaction Documents” and Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $80 million to purchase all of the Shares pursuant to the Offer, to cash out certain employee options, restricted stock and restricted stock units, other securities convertible exchangeable or exercisable into Shares, and to consummate the Merger, plus related fees and expenses. To the extent necessary, ASSA ABLOY, our parent company, will provide us with sufficient funds through cash on hand to purchase all Shares properly tendered in the Offer and will provide funding for the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our or ASSA ABLOY’s ability to finance the purchase of Shares pursuant to the Offer.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether or not to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	We will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn in the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price pursuant to the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of Friday, January 21, 2011 to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide or if we are obligated under the Merger Agreement to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period unless obligated to do so pursuant to the Merger Agreement, although we reserve the right to do so.

S-ii

See Section 11—“The Transaction Documents” for more details on our ability to, and in some cases, obligation to, provide for a subsequent offering period.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1—“Terms of the Tender Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, if at the scheduled initial expiration date of the Offer, all of the conditions to the Offer, including the Minimum Tender Condition (as described above), are not satisfied and we have not waived those conditions (other than the Minimum Tender Condition, which cannot be waived without LaserCard’s consent), we will, subject to our rights to terminate the Merger Agreement in accordance with its terms, extend the Offer for a period of up to ten business days and will thereafter re-extend the Offer for periods of ten business days, if necessary, until such time as such conditions are satisfied or waived, but in no event beyond June 20, 2011 (the “Walk Away Date”) and if all of the conditions to the Offer have been met except the Minimum Condition we are only required to extend the Offer for one or more successive periods for an aggregate of forty business days. See Section 15—“Certain Conditions of the Offer.” We will also extend the Offer for any period required by applicable rule, regulation or interpretation of the U.S. Securities and Exchange Commission (the “SEC”), the Nasdaq Global Market (“Nasdaq”) or by any other law.

See Section 1—“Terms of the Tender Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform BNY Mellon Shareowner Services, which is the depositary for the Offer (the “Depositary”), of the extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Tender Offer.”

Will there be a subsequent offering period?

We may, without the consent of LaserCard, provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Subsequent Offering Period”), following the acceptance for payment of and payment for Shares pursuant to the Offer (the “Acceptance Time”) if at the commencement of any Subsequent Offering Period (or extension thereof) the number of Shares owned by ASSA US, Purchaser and their respective subsidiaries (including any Shares beneficially owned by any of the foregoing) represent less than 90% of the then outstanding number of Shares. The Subsequent Offering Period, if any, shall be a period of not less than three nor more than twenty business days in the aggregate (as determined in accordance with Rule 14d-1(g) of the Exchange Act).

If we elect to provide or extend any Subsequent Offering Period, a public announcement of such election or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior Subsequent Offering Period.

See Section 1—“Terms of the Tender Offer.”

S-iii

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

the satisfaction of the Minimum Tender Condition. The Minimum Tender Condition requires that the number of Shares that have been validly tendered (other than shares tendered by guaranteed delivery where actual delivery has not occurred) in accordance with the terms of the Offer and not properly withdrawn, together with any Shares beneficially owned by ASSA US or any subsidiary of ASSA US, equals at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (where “on a fully diluted basis” means the number of Shares outstanding, plus (i) the number of Shares issuable upon the exercise of all then outstanding options that are vested, or that will become vested on or prior to June 20, 2011 and have exercise prices lower than $7.10 per Share, and (ii) the number of Shares into which all other outstanding warrants, restricted stock units, benefit plans or obligations or securities convertible or exchangeable into or exercisable for Shares that are vested, or that will become vested on or prior to June 20, 2011 and have exercise or conversion prices lower than $7.10 per Share may be converted, exchanged for or exercised; and

•

the satisfaction of the condition that the Company have available net cash of $30,000,000 immediately prior to the expiration of the Offer, where “available net cash” means cash and cash equivalents, restricted cash, short-term investments and long-term investments (each as defined by GAAP and consistent with methodologies used in LaserCard’s most recently filed Form 10-K and Form 10-Q prior to the date of the Merger Agreement) of LaserCard and its, minus (a) indebtedness for borrowed money of LaserCard and its subsidiaries (with the understanding that “indebtedness for borrowed money” shall not be deemed to include any capital lease obligations), (b) the amount, if any, owed or accrued and not paid by LaserCard to its outside advisors (financial, legal, accounting and other) in respect of services in connection with the Merger and the Offer (c) all fees and expenses payable by LaserCard or any LaserCard subsidiary in respect of any and all regulatory filings in connection with the Merger Agreement and the consummation of the transactions contemplated thereby or in respect of any consent, waiver or approval contemplated by Article VI of the Merger Agreement and (d) all payables of LaserCard or any LaserCard subsidiary past due (outside of the ordinary course of business consistent with the past practices of LaserCard) other than such payables which are being contested by LaserCard or such subsidiary in good faith; provided, however, that (x) any Company Available Net Cash that was subject to exchange rate fluctuations will be calculated assuming exchange rates in effect as of the date hereof, and (y) the value of any short-term investments or long-term investments that are held by LaserCard on the date of the Merger Agreement shall be determined as of the date of the Merger Agreement.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but, without LaserCard’s consent, we cannot, among other things, modify or waive the Minimum Tender Condition, impose any additional conditions to the Offer, reduce the Offer Price, reduce the number of Shares being sought in the Offer or modify or supplement the conditions to the Offer in any manner adverse to the holders of the Shares. There is no financing condition to the Offer.

See Section 15—“Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

S-iv

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a commercial bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the Notice of Guaranteed Delivery.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, if we have not accepted your Shares for payment by February 20, 2011, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any Subsequent Offering Period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

What does the LaserCard Board think of the Offer?

The LaserCard Board of Directors has represented to us, among other things, that it has unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of LaserCard and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommending that LaserCard’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement. After the consummation of the Merger, LaserCard will become part of ASSA ABLOY’s HID Global business. The boards of directors of LaserCard and ASSA US have determined that LaserCard’s secure identity products, solutions and services complement HID Global’s identity solution offering.

A more complete description of the reasons for the LaserCard Board’s approval of the Offer and the Merger will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you at the same time as, or shortly after, this Offer to Purchase.

If a majority of the Shares are tendered and accepted for payment, will LaserCard continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, LaserCard will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that LaserCard’s common stock will no longer be eligible to be traded through Nasdaq or other securities exchanges, there may not be an active public trading market for LaserCard common stock, and LaserCard may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13—“Certain Effects of the Offer.”

S-v

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into LaserCard and all then outstanding Shares (other than those held by LaserCard, ASSA US or any wholly-owned subsidiary of ASSA US or LaserCard or by stockholders who exercise appraisal rights under Delaware law) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest thereon and less any required withholding taxes. If we purchase Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of LaserCard. Furthermore, if pursuant to the Offer or otherwise we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of LaserCard.

See Section 11—“The Transaction Documents,” including the subsection entitled “The Merger Agreement.”

If the Merger is consummated, LaserCard’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), be entitled to receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17—“Appraisal Rights.” If the Offer is consummated but the Merger is not consummated, however, the number of LaserCard’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, LaserCard may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On December 17, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $4.54 per Share.

We encourage you to obtain a recent quotation for the Shares in deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from LaserCard at a price per Share equal to the Offer Price up to the number of additional shares sufficient to cause us to own one share more than 90% of the Shares then outstanding to enable us to effect a short-form merger under Delaware law. We refer to this option as the “Top-Up Option.” The number of additional Shares that we can purchase under the Top-Up Option is limited to the number of authorized but unissued shares of LaserCard common stock (including as authorized but unissued any Shares held by LaserCard but excluding shares reserved for issuance under outstanding “in-the-money” convertible securities, options and restricted stock units). We can only exercise the Top-Up Option if by doing so we would be able to obtain one share more than 90% of the Shares then outstanding. We have agreed to exercise the Top-Up Option if doing so would allow us to consummate the Merger without a vote of LaserCard’s stockholders pursuant to Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”).

S-vi

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender their Shares in the Offer and do not vote in favor of the Merger Agreement, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17—“Appraisal Rights.”

What will happen to my employee stock options in the Offer?

The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any LaserCard stock plan (“Options”). Pursuant to the Merger Agreement, each Option that is outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will become fully vested and be cancelled immediately following the Effective Time and converted into the right to receive an amount in cash, without interest and less any required withholding taxes, equal to the excess of the Offer Price over the per Share exercise price for each Share subject to the Option. If the exercise price of an Option is equal to or greater than the Offer Price, the Option will be cancelled, without any consideration being payable in respect thereof, and have no further force or effect.

What will happen to my restricted stock or restricted stock units in the Offer?

Pursuant to the Merger Agreement, each outstanding share of restricted stock that has not lapsed or been terminated and each outstanding restricted stock unit outstanding immediately prior to the Effective Time of the Merger will be converted immediately after the Effective Time into the right to a cash payment equal to the Offer Price (net of applicable taxes) as soon as practicable after the Effective Time.

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5—“Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Alliance Advisors LLC, the information agent for the Offer (the “Information Agent”), at (866) 329-8434. See the back cover of this Offer to Purchase for additional contact information. If you own your Shares through a broker, commercial bank, trust company or nominee, you may contact such broker, commercial bank, trust company or nominee for assistance with the Offer.

S-vii

To the Holders of Shares of

Common Stock of LaserCard Corporation:

INTRODUCTION

We, American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), which is a wholly-owned subsidiary of ASSA ABLOY AB, a limited liability company organized under the laws of Sweden (“ASSA ABLOY”), are offering to purchase for cash all outstanding shares of common stock, $0.01 par value per share (the “Shares” and each, a “Share”), of LaserCard Corporation, a Delaware corporation (“LaserCard” or the “Company”), at a price of $6.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of December 20, 2010 (as it may be amended from time to time, the “Merger Agreement”), by and among ASSA US, Purchaser, and LaserCard. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into LaserCard (the “Merger”), with LaserCard continuing as the surviving corporation, wholly-owned by ASSA US and part of ASSA ABLOY’s HID Global business. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by LaserCard, ASSA US or Purchaser, or their wholly-owned subsidiaries, all of which will be cancelled and shall cease to exist, and any Shares held by stockholders who properly exercise their appraisal rights under Delaware law in connection with the Merger as described in Section 17—“Appraisal Rights”) will be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11—“The Transaction Documents,” which also contains a discussion of the treatment of employee stock options (“Options”), restricted stock and restricted stock units.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, commercial bank or other nominee should consult such institution as to whether it charges any service fees or commissions.

The LaserCard Board of Directors has represented to us, among other things, that it has unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of LaserCard and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommending that LaserCard’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement.

A more complete description of the reasons for the LaserCard Board’s approval of the Offer and the Merger will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you at the same time as, or shortly after, this Offer to Purchase.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the Company having available net cash of not less than $30,000,000 (as described below). The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with any Shares beneficially owned by ASSA US or any subsidiary thereof, equals at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (“fully diluted basis” meaning the number of Shares outstanding, plus (i) the number of Shares issuable upon the exercise of all then outstanding Options that are vested, or that will become vested on or prior to June 20, 2011 and have exercise prices lower than $7.10 per Share and (ii) the number of Shares into which all other outstanding warrants, restricted stock units, benefit plans or obligations or securities convertible or exchangeable into or exercisable for Shares that are vested, or that will become vested on or prior to June 20, 2011 and have exercise or conversion prices lower than $7.10 per Share may be converted, exchanged for or exercised). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of LaserCard, if required by Delaware law. Under Section 251 of the DGCL, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of LaserCard’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of LaserCard’s stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of LaserCard. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation otherwise entitled to vote on the merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the Board of Directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, Purchaser and ASSA US, taken together, own at least 90% of the outstanding Shares (including shares issued pursuant to the Top-Up Option), ASSA US and Purchaser are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares. If a vote of LaserCard’s stockholders is required to adopt the Merger Agreement, we have agreed to cause all Shares purchased pursuant to the Offer and all other Shares beneficially owned by ASSA US, Purchaser or any subsidiary of ASSA US to be voted in favor of the adoption of the Merger Agreement.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Tender Offer

The Purchaser is offering to purchase all of the outstanding Shares of LaserCard. According to LaserCard, as of December 14, 2010, there were 12,348,904 Shares issued and outstanding, options to purchase 2,183,630 Shares issued and outstanding, 2,685,253 Shares reserved and available for issuance upon or otherwise deliverable in connection with the grant of awards under LaserCard’s stock plans or the exercise of Options. As of December 14, 2010, outstanding options to purchase 1,285,562 Shares were vested and exercisable and outstanding options to purchase 661,681 Shares had exercise prices per share lower than the Offer Price.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on Friday, January 20, 2011, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition, the Company having available net cash of not less than $30,000,00 and the other conditions described in Section 15—“Certain Conditions of the Offer.”

We have agreed in the Merger Agreement that, if at the scheduled Expiration Date any of the conditions to the Offer, including the Minimum Tender Condition (as described above), are not satisfied and we have not waived those conditions (other than the Minimum Tender Condition, which cannot be waived without LaserCard’s consent), we will, subject to our rights to terminate the Merger Agreement in accordance with its terms, extend the Offer for a period of up to ten business days and will thereafter re-extend the Offer for periods of ten business days, if necessary, until such time as such conditions are satisfied or waived, but in no event beyond June 20, 2011 (the “Walk Away Date”) and if all of the conditions to the Offer have been met except the Minimum Condition we are only required to extend the Offer for one or more successive periods for an aggregate of forty business days. See Section 15—“Certain Conditions of the Offer.” We will also extend the Offer for any period required by applicable rule, regulation or interpretation of the U.S. Securities and Exchange Commission (the “SEC”), the Nasdaq Global Market (“Nasdaq”) or by any other law.

We have further agreed in the Merger Agreement that, without the consent of LaserCard, we will not (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) modify or waive the Minimum Tender Condition; (iv) extend the Offer, except (A) as required by law, (B) to comply with SEC and Nasdaq rules and regulations, or (C) as otherwise described in this Offer to Purchase; (v) change the form of the consideration payable in the Offer; (vi) amend, modify or supplement the Offer in any manner adverse to the holders of Shares; or (vii) add to the Offer Conditions or modify or supplement and Offer Condition (other than to waive such Offer Conditions).

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than the Minimum Tender Condition, which may not be waived without LaserCard’s prior consent), increase the Offer Price and/or modify the other terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, with respect to a change in price or a change in percentage of securities sought, a minimum of ten business days generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer and any extensions thereof, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15—“Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

Following our acceptance of and payment for Shares tendered in the Offer (the “Acceptance Time”), we may, without the consent of LaserCard, elect to provide for a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act for up to 20 and not less than three business days if at the commencement of the Subsequent Offering Period, if less than 90% of the outstanding number of Shares are accepted for payment pursuant to the Offer. We are required pursuant to the Merger Agreement to as promptly as practicable accept and pay for Shares validly tendered during the Subsequent Offering Period.

Except to the extent required by the Merger Agreement, we do not currently intend to provide a Subsequent Offering Period for the Offer, although we reserve the right to do so. If we elect to provide or extend any Subsequent Offering Period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from LaserCard at a price per Share equal to the Offer Price up to the number of additional Shares sufficient to cause us to own one Share more than 90% of the Shares then outstanding to enable us to effect a short-form merger under Delaware law. We refer to this option as the “Top-Up Option.” The number of additional Shares that we can purchase under the Top-Up Option is limited to the number of authorized but unissued shares of LaserCard common stock (including as authorized but unissued any Shares held by LaserCard but excluding the number of shares reserved for issuance under its outstanding “in-the-money” convertible securities, options and restricted stock units). We can only exercise the Top-Up Option if by doing so we would be able to obtain one share more than 90% of the Shares then outstanding. We agreed in the Merger Agreement to exercise the Top-Up Option if doing so would allow us to consummate the Merger without a vote of LaserCard’s stockholders pursuant to Section 253 of the DGCL.

LaserCard has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed (along with the Schedule 14D-9, which will be mailed together with or shortly following the Offer to Purchase and Letter of Transmittal) to record holders of Shares whose names appear on LaserCard’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable following the later of (i) the earliest date as of which we are permitted under applicable law to accept such Shares for payment and (ii) the earliest date as of which each of the conditions of the Offer set forth in Section 15—“Certain Conditions of the Offer” shall have been satisfied or waived. If we elect to provide a Subsequent Offering Period, we will accept for payment and pay for all Shares validly tendered and not withdrawn during such Subsequent Offering Period as promptly as practicable after any such Shares are tendered during any Subsequent Offering Period and in any event in compliance with Rule 14d-11 under the Exchange Act.

For information with respect to approvals that we are required to obtain prior to completion of the Offer, see Section 16—“Certain Legal Matters; Regulatory Approvals.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) or an affidavit of loss relating to such Share Certificates, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during a Subsequent Offering Period), we will be deemed to have accepted for payment Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a

Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on Nasdaq.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares tendered and accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased. By executing the Letter of Transmittal (or facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint Purchaser or designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein and deposit the purchase price therefor with the Depositary. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of LaserCard’s stockholders, or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding. Under the current “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service 28% of the amount of any payments pursuant to the Offer. In order to avoid backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 20, 2011.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Tender Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of LaserCard whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information purposes only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of LaserCard. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of LaserCard in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of LaserCard who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. This tax rate may increase for taxable years beginning on or after January 1, 2011. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends

The Shares currently trade on Nasdaq under the symbol “LCRD”. According to LaserCard, as of the close of business on December 14, 2010: (A) 12,348,904 shares of LaserCard common stock (including 150,487 LaserCard restricted shares) were issued and outstanding; (B) no shares of LaserCard preferred stock were issued or outstanding; (C) no shares of LaserCard common stock were held by LaserCard in its treasury; and (D) there were outstanding Options to purchase 2,183,630 Shares, 119,932 Shares of LaserCard common stock issuable upon settlement of outstanding restricted stock units, and 2,685,253 Shares were reserved for issuance under the Stock Plans or stand-alone agreements with executives (including upon exercise of the Options and settlement of restricted stock units).

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period presented, as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended March 31, 2009
First Quarter	$9.73	$4.55
Second Quarter	$6.19	$3.55
Third Quarter	$6.10	$2.54
Fourth Quarter	$4.40	$2.05
Year Ending April 2, 2010
First Quarter	$4.36	$2.42
Second Quarter	$9.67	$3.15
Third Quarter	$9.84	$4.86
Fourth Quarter	$6.86	$5.16
Year Ending March 31, 2011
First Quarter	$6.90	$4.24
Second Quarter	$4.91	$3.20
Third Quarter (through December 17, 2010)	$5.10	$4.07

On December 17, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $4.54 per Share. On December 16, 2010, the second to last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $4.46 per Share. The Offer Price represents a premium of 37.66% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger. LaserCard has never paid any dividends on the Shares. Under the terms of the Merger Agreement, LaserCard is not permitted to declare or pay dividends with respect to the Shares. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning LaserCard

General. LaserCard is a Delaware corporation with its principal executive offices located at 1875 North Shoreline Boulevard, Mountain View, CA 94043. LaserCard’s telephone number at that location is (650) 969-4428. LaserCard is a leading provider of secure ID solutions, manufacturing a wide range of advanced, secure identity credentials and offering associated professional services to governments and commercial clients around the world.

Except as specifically described herein, the information concerning LaserCard contained in this Offer to Purchase has been taken from or is based upon information furnished by LaserCard or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to LaserCard’s public filings with the SEC (which may be obtained and inspected as described below) and should be reviewed in conjunction with the more comprehensive financial and other information contained in such reports and other publicly available information. None of ASSA ABLOY, ASSA US, Purchaser or any of their affiliates has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of ASSA ABLOY, ASSA US, Purchaser or any of their affiliates assumes any responsibility for the accuracy or completeness of the information concerning LaserCard, whether furnished by LaserCard or contained in such documents or records, or for any failure by LaserCard to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to ASSA ABLOY, ASSA US, Purchaser or their affiliates.

Available Information. LaserCard is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file annual, quarterly and current reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning LaserCard’s directors and officers, their remuneration, stock options granted to them, the principal holders of LaserCard’s securities, any material interests of such persons in transactions with LaserCard and other matters is required to be disclosed in proxy statements distributed to LaserCard’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference room may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and can be obtained electronically on the SEC’s website at http://www.sec.gov.

Certain Financial Information and Projections. LaserCard made available to us certain non-public business and financial information about LaserCard, including financial projections for the calendar years 2010 - 2012. These projections included the following estimates of LaserCard’s future financial performance:

	Years Ending December 31,
	2010	2011	2012
	(amounts in millions)
Revenue	$51.2	50.0	56.4
Gross Profit	$20.5	20.0	25.0
Operating Income	$2.6	4.2	7.8
Adjusted EBITDA	$6.9	7.9	11.7

In the table above, Adjusted EBITDA is operating income excluding depreciation and amortization and expenses related to ASC 718 (formerly SFAS 123R) stock-based compensation.

LaserCard’s non-public business and financial information and projections through calendar year 2012 that LaserCard provided to us during the course of our due diligence investigation of LaserCard were provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

LaserCard has advised us that it does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year, and the projections set forth above are included in this Offer to Purchase only because this information was provided to us. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and LaserCard’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. LaserCard has advised us that its internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of LaserCard and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond LaserCard’s, Purchaser’s, ASSA US’s and ASSA ABLOY’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

LaserCard has advised us that it expects, and we also expect, that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in LaserCard’s Annual Report on Form 10-K for the year ended April 2, 2010, as supplemented by those factors listed in LaserCard’s subsequent Quarterly Reports on Form 10-Q. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in LaserCard’s Form 10-K and Form 10-Qs.

The inclusion of the projections herein should not be regarded as an indication that any of LaserCard, Purchaser, ASSA US, ASSA ABLOY or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of Purchaser, ASSA US, ASSA ABLOY or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Holders of Shares are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

8. Certain Information Concerning ASSA ABLOY, ASSA US and Purchaser

ASSA ABLOY is a Swedish limited liability company. ASSA ABLOY’s principal executive offices are located at Klarabergsviadukten 90, SE-111 64 Stockholm, Sweden. The telephone number of ASSA ABLOY’s principal executive offices is +46 (0) 8 506 485 00. ASSA ABLOY is a leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience, and is represented all over the world in both mature and emerging markets in leading positions in much of Europe and North America and in Australia.

ASSA US is an Oregon corporation and a wholly-owned subsidiary of ASSA ABLOY. ASSA US’s principal executive offices are located at 110 Sargent Drive, New Haven, Connecticut 06511, USA. The telephone number of ASSA US’s principal executive offices is (203) 624-5255. As a wholly-owned subsidiary of ASSA ABLOY, ASSA US. For additional information regarding ASSA ABLOY, including ASSA US, visit www.assabloy.com.

HID Global Corporation, a wholly-owned subsidiary of ASSA ABLOY (“HID Global”), is the trusted source for secure identity solutions for millions of customers around the world. Recognized for robust quality, innovative designs and industry leadership, HID Global is the supplier of choice for original equipment manufactures, systems integrators, and application developers serving a variety of markets, including physical and logical access control, card personalization, eGovernment, cashless payment an industry and logistics. The headquarters of HID Global is located at 15370 Barranca Parkway Irvine, CA 92618, and its telephone number is (949) 732-2000. For additional information regarding HID Global visit www.hidglobal.com.

Purchaser is a Delaware corporation and a wholly-owned subsidiary of ASSA US. Purchaser was organized by ASSA US to acquire LaserCard and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of Purchaser are wholly-owned by ASSA US. Purchaser’s principal executive offices are located at the same address as ASSA US’s principal executive office listed above, and its telephone number at that address is the same telephone number as ASSA US’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of ASSA ABLOY, ASSA US and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of ASSA ABLOY, ASSA US, Purchaser or, to the best knowledge of ASSA ABLOY, ASSA US and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and in Schedule I hereto, (i) none of ASSA ABLOY, ASSA US, Purchaser or, to the best knowledge of ASSA ABLOY, ASSA US and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of ASSA ABLOY, ASSA US and Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of ASSA ABLOY, ASSA US, Purchaser or, to the best knowledge of ASSA ABLOY, ASSA US and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of ASSA ABLOY, ASSA US, Purchaser or, to the best knowledge of ASSA ABLOY, ASSA US and Purchaser, or any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of LaserCard, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of ASSA ABLOY, ASSA US, Purchaser or, to the best knowledge of ASSA ABLOY, ASSA US and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with LaserCard or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between ASSA ABLOY, ASSA US, Purchaser or any of its other subsidiaries or, to the best knowledge of ASSA ABLOY, ASSA US, Purchaser and any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and LaserCard or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

9. Source and Amount of Funds

Purchaser estimates that it will need approximately $80 million to purchase all of the Shares pursuant to the Offer, to cash out certain employee options, restricted stock and restricted stock units, and to consummate the Merger, plus related fees and expenses. ASSA US or ASSA ABLOY will provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for our Merger with LaserCard, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. In addition, ASSA US expects to obtain the necessary funds from existing cash balances, cash equivalents and currently available sources of credit.

Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether or not to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

Purchaser will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn in the Offer in light of ASSA ABLOY’s and ASSA US’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10. Background of the Offer; Past Contacts or Negotiations with LaserCard

HID Global regularly considers a variety of strategic options and transactions to expand its secure identity solutions and other businesses.

In early November 2009, a representative from Imperial Capital LLC (“Imperial”), the financial advisor to LaserCard, contacted HID Global to ascertain whether HID Global would be interested in a potential sale transaction involving a company in the secure identification business. On November 6, 2009, HID Global entered into a confidentiality agreement with Imperial to learn more about LaserCard and gauge whether it was interested in submitting a preliminary bid in accordance with specified bidding procedures. For a more detailed description of the terms of this confidentiality agreement, see “Section 11—Confidentiality Agreement.” In mid-November 2009, HID Global gained access to an electronic data room and began to conduct preliminary due diligence. On November 17, 2009, representatives of HID Global, including Denis Hébert, Executive Vice President of ASSA ABLOY and the President and Chief Executive Officer of HID Global (“Hébert”), Mark

Scaparro, Senior Vice President, Identification Solutions (“Scaparro”), and Tim Moxon, Director, Mergers & Acquisitions (“Moxon”), met with Robert T. DeVincenzi, the President and Chief Executive Officer of LaserCard (“DeVincenzi”) at an industry conference in Paris, France and had informal discussions about LaserCard’s business and a potential sale transaction.

On December 22, 2009, based on publicly available information and the limited preliminary due diligence it had completed to date, HID Global submitted a non-binding indication of interest to acquire LaserCard for a purchase price of $7.00 to $7.50 per share in cash, subject to due diligence and other assumptions and conditions.

On January 22, 2010, representatives of HID Global, including Hebert, Scaparro, Moxon, Jason Bohrer, Senior Vice President, Global Operations (“Bohrer”) and William West, the Senior Vice President and Chief Financial Officer (“West”), participated in an informational meeting at which members of the management team of LaserCard, including DeVincenzi, Steven Larson, Vice President, Finance (“Larson”) and others, gave presentations regarding LaserCard’s business, together with representatives from Imperial. During this time frame, representatives of HID Global continued to conduct due diligence.

By the end of January 2010, HID Global had determined not to participate further in the bidding process at such time and verbally withdrew its previous indication of interest, given its then assessment of the business opportunity offered by a transaction with LaserCard and other business development initiatives it was considering.

In March 2010, representatives of HID Global contacted Imperial to inquire whether LaserCard might consider entering into a partial sale transaction with HID Global; specifically, a sale of its German operations to HID Global, as HID Global expressed an interest in expanding its secure credential business in Europe. By May 2010, HID Global had been informed by Imperial that LaserCard was not interested in a partial sale transaction and continued to pursue a strategic transaction involving the entire company. The parties discontinued discussions for several months.

On July 29, 2010, LaserCard announced its financial results for its first fiscal quarter ended July 2, 2010.

In August 2010, Moxon inquired of Imperial whether LaserCard was still actively considering strategic alternatives, and exchanged updated information about LaserCard in the fall of 2010 in preparation for possible renewed discussions.

On November 1, 2010, Scaparro and Moxon held a discussion with DeVincenzi regarding LaserCard’s financial performance and business developments, including its financial results for its second fiscal quarter ended October 1, 2010, as publicly announced on October 28, 2010, and whether HID Global might be interested in submitting a revised indication of interest to acquire LaserCard at a valuation reflecting LaserCard’s current business, financial performance and market valuation.

On November 4, 2010, HID Global submitted an indication of interest to Imperial for the acquisition of LaserCard at a revised purchase price of $6.00 per share, subject to subject due diligence and other assumptions and conditions. Representatives of Imperial indicated to Moxon that a higher bid would be required in order for HID Global’s proposal to be competitive with other indications of interest anticipated to be submitted by other parties.

On November 5, 2010, HID Global submitted a revised indication of interest setting forth a purchase price of $6.25 per share, subject t to various conditions and assumptions, including a requirement that LaserCard enter into exclusive negotiations with HID Global for a period of 30 days. LaserCard and HID Global entered into a non-binding letter on intent dated December 5, 2010. For a more detailed description of the terms of this letter of intent see “Section 11—Exclusivity Agreement.”

During November 2010, HID Global engaged in significant business, legal and financial due diligence and engaged the services of various professionals, including the transactional service team of a national accounting firm and outside legal counsel, Edwards Angell Palmer & Dodge LLP (“EAPD”). On November 23, 2010, EAPD distributed a proposed merger agreement to the parties, including LaserCard’s outside legal counsel, O’Melveny & Myers LLP (“O’Melveny”). During the next several weeks, representatives of HID Global, LaserCard, EAPD and O’Melveny participated in multiple teleconference calls to negotiate the proposed merger agreement, including negotiations regarding the minimum condition and other conditions to the Offer, the definition of material adverse effect, non-solicitation commitments, fiduciary out provisions, termination fees and triggers for payment of the termination fee and expense reimbursement. On December 3, 2010, the parties extended the exclusive negotiation period to December 19, 2010. During this time, the parties exchanged multiple versions of the merger agreement (including related schedules and exhibits), continued to finalize due diligence and remaining terms of the merger agreement and the transaction was presented to the Board of Directors of ASSA ABLOY. Also on December 7, 2010, representatives of LaserCard met with representatives of HID Global at an industry conference in France to discuss personnel matters, strategy and integration plans. As of December 19, 2010, the parties extended this exclusivity through December 20, 2010, and subsequently agreed to the final changes to the merger agreement.

On December 20, 2010, the Merger Agreement and the Tender and Support Agreement with each of the officers and directors of LaserCard were signed, and their execution was announced in press releases issued by LaserCard and ASSA ABLOY.

11. The Transaction Documents

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about ASSA US, Purchaser or LaserCard. Such information can be found elsewhere in this Offer to Purchase.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than four business days after the date of the Merger Agreement, which was December 20, 2010. The obligations of Purchaser to (and the obligations of ASSA US to cause Purchaser to) to purchase, accept for payment, and pay for, Shares tendered pursuant to the Offer are subject only to the satisfaction or waiver of certain conditions (the “Offer Conditions”) that are described in Section 15—“Certain Conditions of the Offer.” Purchaser expressly reserves the right to increase the Offer Price and to waive any of the Offer Conditions and/or modify the terms of the Offer, except that without the consent of LaserCard, Purchaser shall not (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) modify or waive the Minimum Tender Condition; (iv) extend the Offer, except (A) as required by law, (B) to comply with SEC and Nasdaq rules and regulations, or (C) as otherwise described in this Offer to Purchase; (v) change the form of the consideration payable in the Offer; (vi) amend, modify or supplement the Offer in any manner adverse to the holders of Shares; or (vii) add to the Offer Conditions or modify or supplement and Offer Condition (other than to waive such Offer Conditions).

The Merger Agreement provides that if at the scheduled Expiration Date any of the conditions to the obligation to purchase the Shares have not been satisfied or waived, Purchaser shall extend (and re-extend) the Offer for one or more successive periods of up to 10 business days each in order to satisfy all of the conditions, provided however that (i) in no event is Purchaser required to extend the Offer beyond (i) June 20, 2010 and (ii) if all of the conditions are satisfied or waived other than the Minimum Tender Condition, Purchaser shall only be required to extend the Offer beyond the initial Expiration Date for an aggregate of forty business days, unless the Minimum Tender Condition is satisfied earlier. Purchaser shall also extend the Offer for any period required by any rule, regulation, interpretation or position of Nasdaq, the SEC or the staff thereof applicable to the Offer or any period required by any other law. Purchaser is required to accept and pay for Shares validly tendered and not withdrawn that Purchaser becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer.

Subsequent Offering Period. The Merger Agreement provides that following the Acceptance Time, Purchaser may, without the consent of LaserCard, make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act for not less than three and no more than 20 business days if at the commencement of the Subsequent Offering Period, the number of Shares owned by ASSA US, Purchaser and their respective subsidiaries represent less than 90% of the outstanding number of Shares. Purchaser is required to accept and pay for Shares validly tendered during the Subsequent Offering Period as promptly as practicable after such Shares are so tendered.

Top-Up Option. LaserCard granted Purchaser an option to purchase from LaserCard newly-issued shares of LaserCard common stock (the “Top-Up Option Shares”) equal to the number of Shares that when added to the number of Shares owned by Purchaser immediately prior to the exercise thereof, constitutes one share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. Notwithstanding the foregoing, Purchaser may only exercise the “top-up option” if doing so would allow it to consummate the merger without approval of LaserCard’s stockholders pursuant to Section 253 of the DGCL. Purchaser may pay the exercise price for the “top-up option,” at its election, either (i) in cash or (ii) by paying cash in an amount not less than the aggregate par value of the Top-Up Option Shares and by delivering to LaserCard a promissory note having a principal amount equal to the remainder of the exercise price. In no event shall the “top-up option be exercisable (i) more than once, or (ii) for a number of shares of Company common stock in excess of the Company’s then authorized and unissued Shares. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any appraisal shares pursuant to Section 262 of the DGCL.

Directors. The Merger Agreement provides that after the Acceptance Time, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, to the LaserCard Board of Directors that is in the same proportion as the percentage of Shares then owned by Purchaser or other subsidiaries of ASSA US, after giving effect to the election of such directors, to the total number of Shares outstanding. LaserCard is required under the Merger Agreement to promptly use reasonable best efforts to either increase the size of the LaserCard Board or obtain the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected to the LaserCard Board, provided that the LaserCard Board must always have at least two members who were members of the LaserCard Board who members as of the date of the Merger Agreement and who are not officers of LaserCard (the “Continuing Directors”). Subject to applicable law and Nasdaq rules, LaserCard will also cause the individuals designated by Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the LaserCard Board and the board of directors of each subsidiary of LaserCard (and each committee thereof) that represents the same percentage as such individuals represent on the LaserCard Board.

Following the election or appointment of Purchaser’s designees and until the Effective Time, the approval of a majority of the Continuing Directors, (or if there should only be one or two Continuing Directors then in office, all of the Continuing Directors then in office) will be required to authorize (and such authorization will constitute the authorization of the LaserCard Board):

•	any amendment, modification or termination of the Merger Agreement by LaserCard;

•	any extension of time for performance of any of the obligations or other actions under the Merger Agreement of ASSA US or Purchaser;

•	any waiver or exercise of any right of LaserCard under the Merger Agreement; or

•	any action related to the Merger Agreement or the transactions contemplated by the Merger Agreement that is reasonably likely to adversely affect the interests of LaserCard’s stockholders.

The Merger. The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), Purchaser will be merged with and into LaserCard with LaserCard being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of Purchaser will cease, and LaserCard will continue as the Surviving Corporation, wholly-owned by ASSA US. The directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation. The officers of LaserCard immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time, each Share that is held by LaserCard, ASSA US, Purchaser, or by their wholly-owned subsidiaries, shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the foregoing sentence and Appraisal Shares (as defined below)) shall be canceled and converted into the right to receive the highest price per Share paid pursuant to the Offer, without interest thereon and less any required withholding taxes (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate formerly representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

Shares outstanding immediately prior to the Effective Time held by a holder who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into a right to receive the Merger Consideration. Such stockholder shall be entitled to receive payment of the fair value of such Shares in accordance with the provisions of Section 262 of the DGCL. However, if such holder fails to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into the Merger Consideration.

LaserCard Options, Restricted Stock, and RSUs. The Merger Agreement provides that each Option (as defined below) to purchase Shares pursuant to the Stock Plans (as defined below) outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) will cancelled immediately following the Effective Time and converted into the right to receive at such time a lump sum cash amount equal to the Option Consideration (as defined below) for each Share then subject to the Option (without interest and less applicable withholding taxes). If the Option Consideration is a negative number, no such cash payment will be due and owing. Option Consideration means, with respect to each Share issuable under a particular Option, an amount equal to (i) the Merger Consideration per Share, less (ii) the exercise price payable in respect of each Share issuable under such Option. Options means any option granted, and, immediately before the Effective Time not exercised, expired or terminated, to a current or former employee, director or independent contractor of LaserCard or any of its subsidiaries or any former subsidiary or predecessor thereof to purchase Shares pursuant to the Stock Plans. Stock Plans means LaserCard’s Amended and Restated Stock Option Plan, 2004 Equity Incentive Plan (as amended), Employee Stock Purchase Plan (as amended) and the LaserCard Executive Bonus Plan.

The Merger Agreement further provides that each share of restricted stock and each restricted stock unit granted pursuant to the Stock Plans outstanding immediately prior to the Effective Time shall be converted immediately following the Effective Time into the right to receive a cash payment equal to the Merger Consideration per Share (net of applicable taxes). Such payment shall be made as soon as practicable after the Closing Date.

Representations and Warranties. In the Merger Agreement, LaserCard has made representations and warranties to ASSA US and Purchaser, including representations relating to: organization of LaserCard and its subsidiaries, existence and good standing of LaserCard and its subsidiaries; LaserCard’s capitalization; authorization of LaserCard and no conflicts with or consents required in connection with the Merger Agreement; LaserCard’s subsidiaries; LaserCard’s public information; absence of material adverse changes; legal proceedings; information supplied; broker’s and finder’s fees; employee benefit plans; opinion of LaserCard’s financial advisor; export control laws; taxes; environmental matters; compliance with laws; intellectual property; employment matters; insurance; material contracts; LaserCard’s customers and suppliers; real property; Delaware takeover statute; related party transactions; the Foreign Corrupt Practices Act; and bank accounts.

In the Merger Agreement, ASSA US and Purchaser have made customary representations and warranties to LaserCard, including representations relating to: organization, existence and good standing; ownership of Purchaser; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; material assets and operations sufficient to perform obligations; absence of litigation; information supplied; availability of funds; and broker’s or finder’s fees.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries under the Merger Agreement for purposes of the representations and warranties and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of LaserCard or ASSA US or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ASSA US’s or LaserCard’s public disclosures.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except as contemplated by the Merger Agreement (including in LaserCard’s disclosure schedule) or required by law and unless ASSA US otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), LaserCard and its subsidiaries shall (i) conduct their business only in the ordinary and usual course of business and consistent with past practices (ii) use reasonable best efforts to maintain and preserve substantially intact their business organizations and to maintain their significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having material business relationships with LaserCard and (iii) retain the services of their present officers and key employees and to comply in all material respects with all applicable laws and the requirements of all of LaserCard’s material contracts.

Between the date of the Merger Agreement and the Effective Time, LaserCard is subject to specified operating covenants and restrictions, including restrictions relating to the purchase, sale or encumbrance of material property or material assets; acquisitions, mergers, consolidations and asset purchases; amendment of charter documents and bylaws of LaserCard or its subsidiaries; declaration, setting aside or payment of dividends; split, combination, subdivision, reclassification, redemption or purchase of outstanding stock and other securities; issuance, sale or pledge of stock; indebtedness; compensation of directors, officers and employees; employee benefits plans; tax matters; changes in financial accounting methods; settlement or compromise of litigation; payment, discharge or release of liens; capital expenditures; arrangements limiting or restricting the business of LaserCard or the Surviving Corporation; lease or sublease of real property; amendment, modification or termination of material contracts; creation of new subsidiaries; failure to maintain insurance policies and coverage; and investment and lending activities.

The Merger Agreement provides that, except as contemplated by the Merger Agreement, each of ASSA US, Purchaser and the Company will use their reasonable best efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL as promptly as practicable. Such undertaking by ASSA US, Purchaser and the Company does not, however, preclude them from exercising their rights under the Merger Agreement, including their right to terminate the Merger Agreement in circumstances described under “Termination” below.

Stockholders Meeting; Board Recommendation. The Merger Agreement provides that, if the adoption of the Merger Agreement by LaserCard’s stockholders is required by applicable law, LaserCard will, at ASSA US’s request, as soon as practicable following the Acceptance Time, duly call and give notice of, convene and hold a meeting of its stockholders for the purpose of adopting the Merger Agreement. ASSA US agrees to cause all Shares then owned by ASSA US and Purchaser and their subsidiaries to be voted in favor of the adoption of the Merger Agreement. Notwithstanding the foregoing, under the Merger Agreement, if ASSA US, Purchaser and any other ASSA US subsidiary shall collectively acquire at least 90% of the then outstanding Shares, ASSA US and Purchaser shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition without a stockholders’ meeting in accordance with Section 253 of the DGCL.

Pursuant to the Merger Agreement, except as provided below, neither the LaserCard Board nor any committee of the LaserCard Board shall not (i) withdraw or modify, or propose publicly to withdraw or modify, the recommendation by the LaserCard Board that its stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement (the “Board Recommendation”) or (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (as defined below). Any action described in clause (i) or (ii) shall constitute a “Company Adverse Recommendation Change” and shall only be made in accordance with conditions set forth in Section 6.8 of the Merger Agreement.

However, the LaserCard Board may (i) withdraw or modify the Board Recommendation, (ii) recommend a Takeover Proposal that constitutes a Superior Proposal (as defined below), or (iii) enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if, in any such case, the LaserCard Board determines in good faith, after receiving advice from outside counsel, that failure to do so would reasonably be expected to result in a breach of its fiduciary obligations under applicable law.

No Solicitation Provisions. Section 6.8 of the Merger Agreement provides that, except as provided below, LaserCard and its subsidiaries, as well as their respective officers, directors, agents and representatives, shall not directly or indirectly, (i) solicit, initiate, or take any action to knowingly facilitate or knowingly encourage the submission of any Takeover Proposal, (ii) approve or recommend or enter into any agreement, agreement-in- principle or letter of intent regarding any Takeover Proposal, or (iii) participate or engage in any discussions or negotiations regarding, or furnish to any person any non-public information for the purpose of encouraging or facilitating any inquiries that would reasonably be expected to lead to any Takeover Proposal.

However, the Merger Agreement also provides that LaserCard may refer any third party to such no solicitation restrictions of the Merger Agreement and if, in response to a bona fide written Takeover Proposal made after the date of the Merger Agreement that did not result from a breach of LaserCard’s no solicitation covenants under Section 6.8 thereof, the LaserCard Board reasonably determines in good faith, after consultation with its financial advisor, that such takeover proposal constitutes or is reasonably likely to lead to a Superior Proposal, and with respect to which the LaserCard Board determines in good faith, after consulting with and receiving the advice of outside counsel, that the failure to take such action would reasonably be expected to result in a breach by the LaserCard Board of its fiduciary duties to LaserCard’s stockholders under applicable laws, LaserCard may (i) furnish information with respect to LaserCard and its subsidiaries to the person making such Takeover Proposal (and its representatives) but only pursuant to a confidentiality agreement that is no less favorable than the confidentiality agreement with HID Global Corporation (except that such confidentiality agreement shall contain additional provisions that expressly permit LaserCard to comply with certain provisions of the Merger Agreement), provided that (A) it may not include any provision calling for an exclusive right to negotiate with LaserCard, (B) LaserCard provides ASSA US of its intention to enter into such confidentiality agreement, and (C) concurrently with its delivery of non-public information to such person, LaserCard advises ASSA US of all such information not previously provided to ASSA US, (ii) conduct discussions or negotiations with such person regarding such Takeover Proposal and (iii) to the extent permitted by the Merger Agreement, enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal.

The Merger Agreement contains a provision that LaserCard shall provide ASSA US with oral and written notice, in no event later than 24 hours after receipt, if any written Takeover Proposal is received by LaserCard, and such notice must indicate the identity of the person making such Takeover Proposal, and the terms and conditions thereof (and shall include with such notice copies of any written materials received from or on behalf of such person relating thereto), and thereafter shall promptly keep ASSA US reasonably informed of all material developments affecting the status and terms of such Takeover Proposal (and LaserCard shall provide ASSA US with copies of any additional material documents received therewith) and all material changes in the status of any negotiations or discussion relating thereto. LaserCard is also required under the Merger Agreement to consider in good faith the terms of any counterproposal made by ASSA US.

The Merger Agreement further contains a provision that the LaserCard Board may (i) comply with Rule 14d-9 or 14e-2(a) of the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or issue a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) make any disclosure to LaserCard’s stockholders if, in the case of a disclosure described in this clause (ii), the LaserCard Board determines in good faith, after consultation with outside counsel, that failure to do so would reasonably be expected to result in a breach by the LaserCard Board of its fiduciary duties under applicable law.

As used in the Merger Agreement, a “Takeover Proposal” means any inquiry, proposal or offer from any person (other than ASSA US, Purchaser or any of their affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) relating to (i) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of LaserCard and LaserCard’s subsidiaries (including securities of LaserCard’s subsidiaries) equal to 20% or more of LaserCard’s consolidated assets or to which 20% or more of LaserCard’s revenues or earnings on a consolidated basis are attributable, (ii) the direct or indirect acquisition from LaserCard (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity securities of LaserCard, (iii) a tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of LaserCard or (iv) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving LaserCard or its subsidiaries, in each case, other than the transactions contemplated by the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide written offer obtained after the date of the Merger Agreement and not in breach of the Merger Agreement to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the outstanding voting equity securities or all or substantially all of the assets of LaserCard and LaserCard’s subsidiaries on a consolidated basis on terms that the LaserCard Board determines in its good faith judgment (after receipt of the advice of its financial advisor and outside counsel), taking into account all of the relevant factors, (i) would, if consummated, result in a transaction that is more favorable to the holders of Shares than the transactions contemplated by the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the terms of any proposal by ASSA US to modify the terms of the transactions) and (ii) is reasonably capable of being completed on the terms proposed, including with regard to any financing contemplated thereby.

Employment and Employee Benefits. Pursuant to the Merger Agreement, ASSA US has agreed that it will, until the earlier of an employee’s termination or the first anniversary of the closing, provide to employees of LaserCard (or its subsidiaries) employee benefits (excluding equity and equity based compensation) that are not materially less favorable, in the aggregate, than those benefits provided to them immediately prior to the date of the Merger Agreement. ASSA US further agreed in the Merger Agreement to assume and honor and cause the

Surviving Corporation to honor, in accordance with their terms certain of LaserCard’s deferred compensation plans, agreements and arrangements, severance and separation pay plans, written employment, severance, retention, incentive, change in control and termination agreements.

Pursuant to the Merger Agreement, each continuing employee shall receive full service for service with LaserCard or its subsidiaries under each comparable employee benefit plan, program or policies of ASSA US and its subsidiaries (including, after the closing, the Surviving Corporation) in which such continuing employee becomes a participant. However, none of the provisions contained in the Merger Agreement operate to duplicate any benefit.

The Merger Agreement further provides that if any LaserCard employee (who is not otherwise a party to an employment agreement) whose employment is terminated on or prior to the six-month anniversary of the Effective Time under circumstances under which such employee would have received severance benefits under LaserCard’s severance practices, ASSA US will cause the Surviving Corporation to provide that such employee shall be entitled to severance benefits from the Surviving Corporation that no less favorable than the severance benefits that would have been paid under LaserCard’s severance practices as in existence on the date of the closing of the Merger.

Rule 14d-10(d). Prior to the Acceptance Time, LaserCard (acting through its Compensation Committee) agreed to take all such steps as may be required to cause each employment compensation, severance and employee benefit agreement, arrangement or understanding entered into by LaserCard or its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to satisfy the requirements of the non-exclusive safe-harbor set forth in Rule 14d-10(d)(2) of the Exchange Act.

Indemnification and Insurance. The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation and its subsidiaries shall (and ASSA US shall cause the Surviving Corporation and its subsidiaries to) honor and fulfill in all respects (i) the obligations of LaserCard and its subsidiaries under any and all indemnification agreements between LaserCard or any LaserCard subsidiary and any of their respective current or former directors and officers and any person who becomes a director or officer of LaserCard or any of its subsidiaries prior to the Effective Time (the “Indemnified Party”) and (ii) any indemnification, exculpation or advance of expenses provision under the certificate of incorporation and bylaws (or comparable organizational documents) of LaserCard and its subsidiaries as in effect as of the date of the Merger Agreement.

Furthermore, the Merger Agreement requires that during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, ASSA US, the Surviving Corporation and its subsidiaries shall (and ASSA US shall cause the Surviving Corporation and its subsidiaries to) indemnify and hold harmless, to the fullest extent permitted by applicable law, each Indemnified Party from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission of such Indemnified Party (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to ASSA US a written notice asserting a claim for indemnification under this provision of the Merger Agreement, then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, ASSA US, the Surviving Corporation and its subsidiaries shall (and ASSA US shall cause the Surviving Corporation and its subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the Merger Agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Party to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry,

(i) ASSA US shall have the right to control the defense thereof after the Effective Time (by electing to control the defense thereof, ASSA US shall be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto),

(ii) each Indemnified Party shall be entitled to retain his or her own counsel, whether or not ASSA US shall elect to control the defense of any such claim, proceeding, investigation or inquiry,

(iii) ASSA US shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Party promptly after statements therefor are received, whether or not ASSA US shall elect to control the defense of any such claim, proceeding, investigation or inquiry (provided that notwithstanding anything to the contrary in the Merger Agreement, the Surviving Corporation (and ASSA US) shall not be obligated to pay for the fees and expenses of more than one counsel (selected by a majority of the applicable Indemnified Parties for any Indemnified Party in any jurisdiction with respect to a single claim, proceeding, investigation or inquiry) except to the extent that two or more of such Indemnified Parties have an actual material conflict of interest in such claim, proceeding, investigation or inquiry), and

(iv) no Indemnified Party shall be liable for any settlement effected without his or her prior express written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

The Merger Agreement also provides that, notwithstanding anything to the contrary set forth in the Merger Agreement, neither ASSA US nor any of its affiliates shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Party under the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such claim, proceeding, investigation or inquiry.

The Merger Agreement also provides that for a period of not less than six years after the Effective Time, ASSA US and the Surviving Corporation shall cause the individuals who served as the directors and officers of LaserCard prior to the Effective Time who are covered by the current policies of directors’ and officers’ (D&O) liability insurance maintained by LaserCard to be covered under a D&O liability insurance policy on terms and conditions no less advantageous to such individuals than LaserCard’s existing D&O liability insurance policy with respect to claims arising from acts or omissions that occurred at or prior to the Effective Time (including in respect of the Merger Agreement and the transactions contemplated thereby). However, ASSA US and the Surviving Corporation are not required to pay annual premiums in excess of 250% of amount paid by LaserCard for coverage for its last full fiscal year (the “Maximum Amount”). However, if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, ASSA US and the Surviving Corporation are obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Amount. ASSA US has the right to cause coverage to be extended under LaserCard’s D&O insurance by obtaining a prepaid six-year “tail” policy. In the event that LaserCard elects to purchase such a “tail” policy prior to the effective time, ASSA US and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of the obligation to provide separate coverage for so long as such “tail” policy shall be maintained in full force and effect.

Reasonable Best Efforts to Cause the Merger to Occur. Each of the parties to the Merger Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and all other transactions contemplated by the Merger Agreement in the most expeditious manner practicable, including (i) obtaining all consents, approvals and authorizations required for the consummation by the parties of the transactions contemplated by the Merger Agreement, (ii) the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, a governmental authority in connection with the transactions contemplated by the Merger Agreement, (iii) obtaining all consents necessary from third parties in connection with the transactions contemplated by the Merger Agreement, (iv) providing notices regarding the transactions contemplated by the Merger Agreement to third parties as and when requested by ASSA US as may be necessary to satisfy contractual notices applicable to LaserCard and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby.

Stockholder Litigation. Until the earlier of the termination of the Merger Agreement in accordance with its terms or the Effective Time, LaserCard shall give ASSA US the opportunity to participate in the defense or settlement of any stockholder litigation against LaserCard or any member of the LaserCard Board relating to the Merger Agreement or the transactions contemplated by the Merger Agreement and shall not settle any such litigation without ASSA US’s prior written consent.

Directors and Officers. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified. The officers of LaserCard immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified. If requested by ASSA US prior to the Effective Time, LaserCard will use reasonable best efforts to cause the directors of each subsidiary of LaserCard to tender their resignations as directors, effective upon the Effective Time and deliver to ASSA US written evidence of such resignations at the Effective Time.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the closing date of the Merger of the following conditions:

•	if required by law, the Merger Agreement shall have been duly adopted at a stockholder meeting by the requisite vote of the holders of Shares;

•

there shall not be any judgment issued by a court of competent jurisdiction or by a governmental authority, nor any law or other legal restraint or prohibition in effect which would make the Merger illegal or otherwise prevent or prohibit the consummation thereof; and

•	Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the Offer, the Merger and the related transactions may be abandoned:

(a) at any time prior to the Acceptance Time by mutual written consent of the parties;

(b) at any time prior to the Acceptance Time by either ASSA US or LaserCard if (i) ASSA ABLOY shall not have accepted for payment and paid for Shares pursuant to the Offer on or prior to June 20, 2011, or (ii) the Offer (as it may have been extended pursuant to the Merger Agreement) expires as a result of the non-satisfaction of one or more conditions to the Offer in a circumstance where ASSA US has no further obligation to extend the Offer under the Merger Agreement; except that the right to terminate the Merger Agreement under either (i) or (ii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the substantial or primary cause of, or resulted in, the events specified above in (i) or (ii);

(c) at any time prior to the Acceptance Time by either ASSA US or LaserCard, if any judgment, ruling, order, writ, injunction or decree of any governmental authority (“Judgment”) issued by a court of competent jurisdiction or by a governmental entity, or law or other legal restraint or prohibition in each case making the Offer or the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and non-appealable; provided that the party seeking the right to terminate the Merger Agreement pursuant to the foregoing shall have used reasonable best efforts to resist, lift or resolve such Judgment, law or other legal restraint and the right to terminate pursuant to the foregoing shall not be available if the issuance of such legal restraint or prohibition was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

(d) prior to the Acceptance Time by ASSA US, if:

(i) there shall have occurred any event, change or development of a state of facts that, individually or in the aggregate, has had a Company Material Adverse Effect (as defined below);

(ii) (A) a Company Adverse Recommendation Change (as defined above) shall have been effected or occurred; provided that any such termination must occur within five business days of such Company Adverse Recommendation Change or (B) the LaserCard Board or any committee thereof shall have failed to reject any tender or exchange offer that is commenced or a Takeover Proposal (replacing for this purpose “20%” in the definition thereof with 50%) that is made in writing to the LaserCard Board and publicly disseminated within ten (10) business days of the commencement or public dissemination thereof (including, for these purposes, by taking no position with respect to the acceptance by LaserCard’s stockholders of a tender offer or exchange offer within such period, which shall constitute a failure to reject such offer) or (C) LaserCard shall have materially breached any of its no solicitation covenants set forth in Section 6.8 of the Merger Agreement (the “No Shop Covenants”); or

(iii) LaserCard shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements (other than its No Shop Covenants, in which case Parent may terminate this Agreement in accordance with (ii)(C) above) set forth in the Merger Agreement, which breach or failure to perform would, if continuing as of the then current expiration date of the Offer (without regard to any subsequent extension thereof) give rise to the failure of a condition set forth in paragraphs (v), (vi) or (vii) of Section 15 – “Certain Conditions of the Offer”, provided that ASSA US may not terminate the Merger Agreement pursuant to this section (x) prior to the date that is 20 business days from the date LaserCard is notified in writing by ASSA US of such breach, if LaserCard is taking reasonable efforts to cure such breach or inaccuracy or (y) following such date if such inaccuracy or breach is cured at or prior to such date.

(e) prior to the Acceptance Time by LaserCard, if (i) ASSA US or Purchaser shall have breached any of their representations or warranties or failed to perform in any material respect any of their covenants or other agreements contained in the Merger Agreement, which breach or failure to perform has had or would reasonably be expected to have a Parent Material Adverse Effect (as defined in the Merger Agreement to mean any material adverse effect on the ability of either ASSA US or Purchaser to perform its obligations under the Merger Agreement or to consummate the Offer, the Merger or related transactions), provided that LaserCard may not terminate this Agreement pursuant to this section (x) prior to the date that is 20 business days from the date ASSA US or Purchaser is notified in writing by LaserCard of such breach, if ASSA US or Purchaser, as applicable, is taking reasonable efforts to cure such breach or inaccuracy or (y) following such date if such inaccuracy or breach is cured at or prior to such date.

(f) prior to the Acceptance Time by LaserCard, if each of the following conditions is satisfied:

(i) LaserCard has not materially breached any of its No Shop Covenants;

(ii) the LaserCard Board has received a Takeover Proposal that it has determined in good faith (after consultation with its financial advisor) constitutes a Superior Proposal, and in light of such Superior Proposal, the LaserCard Board shall have determined in good faith, after consulting with and receiving the advice of outside counsel, that failure to withdraw or modify its approval or recommendation of the Merger Agreement, the Offer and the Merger and enter into a definitive agreement to consummate such Superior Proposal would reasonably be expected to result in a breach by the LaserCard Board of its fiduciary duties to LaserCard’s stockholders under the applicable Law;

(iii) LaserCard has notified ASSA US in writing that it intends to enter into a definitive agreement implementing such Superior Proposal, attaching the most current version of such agreement (including any amendments, supplements or modifications) to such notice (a “Superior Proposal Notice”);

(iv) during the three business day period following ASSA US’s receipt of a Superior Proposal Notice, (1) LaserCard shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), ASSA US in modifying the terms and conditions of the Merger Agreement and (2) the LaserCard Board shall have determined in good faith (after consultation with its financial and legal advisors), after the end of such three business day period, and after considering the results of such negotiations and the revised proposals made by ASSA US, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal; provided that any amendment, supplement or modification to the financial terms or other material terms of any Takeover Proposal shall be deemed a new Takeover Proposal and LaserCard may not terminate the Merger Agreement pursuant to this provision unless LaserCard has satisfied the conditions set forth above in (f)(ii) and (iii) with respect to such new Takeover Proposal, including sending a Superior Proposal Notice with respect to such amended, supplemented or modified Takeover Proposal and offering to negotiate for two business days following ASSA US’s receipt of such new Superior Proposal Notice (in lieu of the three business day requirement in connection with a Superior Proposal Notice);

(v) prior to or concurrently with such termination LaserCard pays the termination fee described below to ASSA US in immediately available funds; and

(vi) LaserCard concurrently with such termination approves and enters into, a definitive agreement providing for the implementation of such Superior Proposal.

Termination Fee. The Merger Agreement contemplates that a termination fee of $3,000,000 (the “Termination Fee”) will be payable by LaserCard to ASSA US under any of the following circumstances in accordance with the terms set forth therein:

•	the Merger Agreement is terminated by ASSA US pursuant to paragraph (d)(ii) above;

•	the Merger Agreement is terminated by LaserCard pursuant to paragraph (f) (whether or not ASSA US negotiates with the Company with respect to a Superior Proposal as contemplated by (f)(iv)); or

•

if (A) a Takeover Proposal shall have been made while the Merger Agreement is in effect and not withdrawn, (B) the Merger Agreement is thereafter terminated prior to the Acceptance Time by ASSA US or LaserCard in accordance with (b) above or ASSA US terminates the Merger Agreement in accordance with (d)(iii) above by reason of a knowing or intentional breach by LaserCard of its representations or warranties under the Merger Agreement or a knowing or intentional failure to comply with any of its covenants or agreements under the Merger Agreement, and (C) on or before the first anniversary of the date of such termination, LaserCard enters into a definitive agreement with respect to any Takeover Proposal (replacing “20%” in the definition thereof with “50%” for such purpose), whether or not it is the same Takeover Proposal referred to in clause (A) above, which Takeover Proposal is ultimately consummated.

Under the Merger Agreement, LaserCard is required to pay the Termination Fee, if payable, by wire transfer of immediately available funds to an account to be designated by ASSA US. LaserCard is required to pay interest on any portion of the Termination Fee, and if applicable, the expense reimbursement fee referenced below, that is not paid on or before the second business day after the date the same shall become due, and such interest will accrue at the annual rate equal to the prime rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis, but in no event in excess of the maximum rate permitted by law.

Fees and Expenses. All fees and expenses incurred in connection with the Merger Agreement and the related transactions are to be paid by the party incurring such expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, if either (A) ASSA US terminates the Merger Agreement in accordance with (d)(iii) in the termination section above, or (B) the Merger Agreement is terminated in accordance with (b) in the termination section above, LaserCard shall thereupon (and in any event not later than two business days after delivery to LaserCard of notice of demand for payment) pay to ASSA US an expense reimbursement fee of $1,000,000 by wire transfer of immediately available funds to an account designated by ASSA US. If applicable, such reimbursement fee shall be credited against payment of the Termination Fee described above.

Other than any taxes imposed upon a holder of Shares or Options, LaserCard shall pay all taxes incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the related transactions. The Merger Agreement provides that in no event shall LaserCard be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of the Merger Agreement at the same time or at different times and the occurrence of different events

Amendment. The Merger Agreement may be amended by the parties to the agreement at any time before or after approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the respective Boards of Directors or stockholders of the parties to the Merger Agreement; provided, however, that after adoption of the Merger Agreement by the stockholders of LaserCard, there may not be made any amendment that pursuant to applicable law requires further approval by such stockholders, or materially adversely affects the rights of such stockholders, in each case without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Tender and Support Agreement.

In connection with the Merger Agreement, LaserCard’s directors and executive officers, including Robert T. DeVincenzi, LaserCard’s Chief Executive Officer, (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement, dated as of December 20, 2010, with ASSA US.

The following summary of certain provisions of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement itself, which is incorporated herein by reference. We have filed a copy of the Tender and Support Agreement as Exhibit (d)(2)to the Schedule TO. Stockholders and other interested parties should read the Tender and Support Agreement in its entirety for a more complete description of the provisions summarized below.

Under the Tender and Support Agreement each of the Supporting Stockholders has agreed to tender all Shares such Supporting Stockholder holds or acquires after the commencement of the Offer promptly following the commencement of the Offer, and in any event no later than the tenth business day following commencement of the Offer. Each of the Supporting Stockholders has also agreed not to withdraw such Supporting Stockholder’s Shares once tendered from the Offer at any time.

Each Supporting Stockholder has agreed to vote all such Supporting Stockholder’s Shares in connection with any meeting of LaserCard’s stockholders in favor of the Merger and/or against any alternative Takeover Proposal.

During the term of the Tender Support Agreement, except as otherwise provided therein, none of the Supporting Stockholders will do the following:

•	assign or otherwise dispose of (whether by gift, merger, consolidation, reorganization or otherwise) any or all of such Supporting Stockholder’s Shares;

•

enter into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Supporting Stockholder’s Shares with respect to any such transfer;

•	grant any proxy or power-of-attorney with respect to any of such Supporting Stockholder’s Shares; or

•	deposit any of such Supporting Stockholder’s Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares.

The Tender Support Agreement does not limit the rights or duties of any Supporting Stockholder from acting in his or her capacity as an officer or director, fulfilling the obligations of such office or performing any obligations required by such Supporting Stockholder’s fiduciary duties.

Under the Tender and Support Agreement, each Supporting Stockholder agreed not to exercise any options to purchase Shares that have an exercise price of $7.10 per share or above.

The Tender Support Agreement, and all rights and obligations of Purchaser and the Supporting Stockholders thereunder will terminate as to each Supporting Stockholder on the earlier of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; (ii) the Merger Agreement is amended without such Supporting Stockholder’s consent so as to decrease the Offer Price or change the form of consideration payable in the Offer or adversely affects such Supporting Stockholder; (iii) mutual consent of the parties, (iv) June 20, 2011 and (iii) the Effective Time.

Confidentiality Agreement.

LaserCard and HID Global entered into a confidentiality agreement dated November 6, 2009 (the “Confidentiality Agreement”) containing customary provisions, pursuant to which, among other matters, HID Global agreed to keep confidential all information furnished to it or its representatives by LaserCard, to use such material solely for purposes of evaluating and negotiating a possible transaction between the parties and not to disclose that discussions are taking place concerning a possible negotiated transaction between the parties or the status thereof. Under the Confidentiality Agreement, HID Global agreed that, for a period of two years from the date of the Confidentiality Agreement, unless specifically approved by the prior written consent of LaserCard, neither HID Global nor any of its representatives or persons or entities controlled by HID Global would, directly or indirectly,

•	in any manner acquire, agree to acquire or make a proposal to acquire any securities or property of LaserCard or its affiliates;

•	propose to enter into any merger, consolidation, recapitalization, business combination, partnership, joint venture or other similar transaction involving LaserCard or any of its affiliates;

•

make, or in any way participate in any “solicitation” of “proxies” (as such terms are used under the proxy rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person with respect to the voting of any voting securities of LaserCard or any of its affiliates;

•	form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to any of the foregoing or any voting securities of LaserCard or any of its affiliates;

•	otherwise act alone or in concert with others to seek to control or influence LaserCard’s management, Board or policies;

•	disclose any intention, plan or arrangement inconsistent with the foregoing; or

•	advise, assist or encourage any other persons in connection with the foregoing.

HID Global also agreed for the two-year period to not request that LaserCard amend or waive these provisions, take any action which might require LaserCard or its affiliates to make a public announcement regarding the Confidentiality Agreement, the foregoing provisions, or any merger, consolidation or business combination or other similar transaction, or communicate with LaserCard’s shareholders regarding the subject matter of the confidentiality agreement.

These “standstill” obligations listed in the second bullet point above on the part of HID Global terminate, and HID Global is no longer bound thereby, if the LaserCard Board approves of any of the actions listed in the second bullet point above.

In addition, subject to specified exceptions, for a period of two years from the date of the Confidentiality Agreement, HID Global agreed not to solicit the employment of or hire any of LaserCard’s officers or senior level employees without LaserCard prior written consent. The obligations set forth in the Confidentiality Agreement expire on the third anniversary of the date of the Confidentiality Agreement. Under the terms of the Merger Agreement, until the Effective Time, the provisions of the Confidentiality Agreement will remain in full force and effect in accordance with its terms. The summary of the Confidentiality Agreement contained herein is qualified by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (d)(3) and is incorporated herein by reference.

Exclusivity Agreement.

HID Global and LaserCard entered into an exclusivity agreement dated November 5, 2010 (the “Exclusivity Agreement”), pursuant to which, for the period through December 7, 2010, LaserCard agreed, among other things, not to, (i) directly or indirectly, solicit, initiate, entertain, consider, encourage, accept or respond to any inquiries, proposals or offers in respect of a Competing Offer (as defined below); (ii) participate in any discussions with a third party or negotiations with respect to a Competing Offer; (iii) vote in favor of a Competing Offer; or (iv) otherwise assist or knowingly facilitate the making of, or cooperate in any way regarding, any proposal or offer with respect to a Competing Offer. A “Competing Offer” means any of the following transactions between LaserCard and an entity other than HID Global or any of its affiliates: (i) an acquisition or purchase of any LaserCard equity interests or merger or other similar business combination of LaserCard; (ii) any acquisition of all or a material part of the operating assets or business of LaserCard if outside the ordinary course of business or not consistent with past practice; or (iii) any restructuring of LaserCard or all or any part of LaserCard’s liabilities.

On December 3, 2010 the parties extended the terms of the Exclusivity Agreement until December 19, 2010. As of December 19, 2010 the parties further extended the terms of the Exclusivity Agreement until 11:59 p.m. on December 20, 2010.

The summary of the Exclusivity Agreement and the extensions thereto contained herein is qualified by reference to the Exclusivity Agreement and each Letter Agreement extending its terms, which are filed herewith as Exhibits (d)(4), (d)(5) and (d)(6), respectively, and are incorporated herein by reference.

12. Purpose of the Offer; Plans for LaserCard

Purpose of the Offer. The purpose of the Offer is for ASSA US, through the Purchaser, to acquire control of, and the entire equity interest in, LaserCard. The Offer, as the first step in the acquisition of LaserCard, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in LaserCard or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in LaserCard. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of LaserCard.

Short-form Merger. The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary otherwise entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the vote or other action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, ASSA US and the Purchaser anticipate effecting the Merger without prior notice to, or any vote or other action by, any other stockholder of LaserCard.

Plans for LaserCard. Except as otherwise provided in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of LaserCard will be continued substantially as they are currently being conducted. ASSA ABLOY will continue to evaluate the business and operations of LaserCard during the pendancy of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, ASSA ABLOY intends to review such information as part of a comprehensive review of LaserCard’s business, operations, capitalization and management with a view to optimizing development of LaserCard’s potential in conjunction with ASSA ABLOY’s existing business.

The Merger Agreement provides that after the Acceptance Time, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, to the LaserCard Board of Directors that is in the same proportion as the percentage of Shares then owned by Purchaser or other subsidiaries of ASSA US, after giving effect to the election of such directors, to the total number of Shares outstanding. LaserCard is required under the Merger Agreement to use reasonable best efforts to take all actions available to LaserCard to cause Purchaser’s designees to be elected or appointed to the LaserCard Board, provided that the LaserCard Board must always have at least two members who were members of the LaserCard Board as of the date of the Merger Agreement and who are not officers of LaserCard (the “Continuing Directors”). Subject to applicable law and Nasdaq rules, LaserCard will also cause the individuals designated by Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the LaserCard Board and the board of directors of each subsidiary of LaserCard (and each committee thereof) that represents the same percentage as such individuals represent on the LaserCard Board. If the number of Continuing Directors should be reduced below two for any reason, the LaserCard Board will cause the person designated by the remaining Continuing Director to fill such vacancy, and such person shall be deemed to be a Continuing Director or, if no Continuing Directors then remain, the other directors of LaserCard then in office will designate two persons to fill such vacancies who are either members of the LaserCard Board as of the date of the Merger Agreement or not officers or affiliates of LaserCard, any LaserCard subsidiary, ASSA US or Purchaser, and such persons shall be deemed Continuing Directors. LaserCard has agreed to promptly use its reasonable best efforts to either increase the size of the LaserCard Board or obtain the resignation of such number of its current directors to enable Purchaser’s designees to be elected or appointed to LaserCard’s Board of Directors.

Except as set forth in this Offer to Purchase, the Purchaser and ASSA US have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving LaserCard or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of LaserCard or any of its subsidiaries, (iii) any material change in LaserCard’s capitalization or dividend policy, or (iv) any other material change in LaserCard’s corporate structure or business.

13. Certain Effects of the Offer

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of Nasdaq, the Shares would not meet the criteria for continued listing on Nasdaq if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000, the number of total stockholders falls below 400, or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the listing of Shares on Nasdaq could be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on Nasdaq, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of LaserCard to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by LaserCard to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to LaserCard, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of LaserCard and persons holding “restricted securities” of LaserCard to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause LaserCard to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of ASSA US, LaserCard will not, and will not allow its subsidiaries to, declare, set aside, or pay any dividends or other distribution payable in cash, capital stock, property or otherwise with respect any shares of its capital stock.

15. Certain Conditions of the Offer

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer, and may delay the acceptance for payment of, or subject to the restriction referred to above, the payment for, any tendered Shares, unless each of the following conditions are satisfied:

(a) Immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) there shall have been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer that number of Shares that, when added to any Shares already owned by ASSA US or any of its controlled subsidiaries, represent more than 50% of the issued and outstanding Shares (counting as issued and outstanding for these purposes (i) the number of Shares for which then outstanding Options that are vested, or that will become vested on or prior to the Walk Away Date, and have exercise prices lower than $7.10 per Share may be exercised; and (ii) the number of Shares into which all other then outstanding warrants, options, Restricted Stock Units, benefit plans or obligations or securities convertible or exchangeable into or exercisable for Shares that are vested, or that will become vested on or prior to the Walk Away Date, and have exercise or conversion prices lower than $7.10 per Share may be converted, exchanged for or exercised) (the “Minimum Tender Condition”); or

(b) Immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the Company Available Net Cash shall not be less than $30,000,000, and LaserCard shall have provided to ASSA US by the date two business days prior to date of the scheduled Expiration Date of the Offer a certificate signed on behalf of LaserCard by its chief executive officer or chief financial officer setting forth the Company Available Net Cash.

Furthermore, ASSA US shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to ASSA US’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, if at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any of the following occurs and is continuing:

(i) there exists any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered or commenced by any Governmental Authority that would or is reasonably likely to require LaserCard, ASSA US or Purchaser to (A) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Purchaser or the consummation of the Transactions, (B) impose limitations on the ability of Purchaser, ASSA US or any of their Affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased on all matters properly presented to LaserCard’s stockholders on an equal basis with all other stockholders (including, without limitation, the adoption of the Merger Agreement and approval of the Transactions), (C) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, ASSA US’s, Purchaser’s or any of their Affiliates’ ownership or operation of all or substantially all of the businesses and assets of LaserCard and LaserCard’s subsidiaries, taken as a whole, or, as a result of the Transactions, of ASSA US, LaserCard and LaserCard’s Subsidiaries, taken as a whole, (D) compel ASSA US, Purchaser or any of their Affiliates to dispose of any Shares, (E) require ASSA US to offer, accept or agree to take a Burdensome Action, or (F) impose material damages on ASSA US, LaserCard or any of their respective subsidiaries as a result of the Transactions;

(ii) there is any Law enacted, issued, promulgated, amended or enforced by any Governmental Authority applicable to (A) ASSA US, Purchaser, LaserCard or any of their respective Affiliates or (B) the Transactions (other than the routine application of applicable waiting periods) that results in any of the consequences referred to in paragraph (i) above;

(iii) there shall have occurred after the date of the Merger Agreement any event, change, or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect;

(iv) LaserCard shall have become subject to Voluntary Bankruptcy or Involuntary Bankruptcy;

(v) any of LaserCard’s representations and/or warranties set forth in the second sentence of Section 1.2(a), Section 3.3(a), Section 3.3(b)(i), the first sentence of Section 3.11 and Section 3.23 of the Merger Agreement shall not be true and correct, any of LaserCard’s representations and/or warranties set forth in Section 3.2(a) and Section 3.2(b) shall not be true and correct, except for any de minimis inaccuracy therein, or any of LaserCard’s representations and/or warranties set forth in Section 3.5(b), Section 3.8, Section 3.18(b) and Section 3.19 shall not be true and correct in all material respects;

(vi) any of LaserCard’s other representations and warranties set forth in the Merger Agreement (other than any representation or warranty referred to in clause (v) above) shall not be true and correct (without giving effect to the words “materially” or “material” or to any qualification based on such terms or based on the defined term “Company Material Adverse Effect”) in all respects except where the failure of all such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(vii) LaserCard shall have failed to perform in any material respect any obligation (or, with respect to obligations that are qualified by materiality, failed to perform in any respect), or to comply in any material respect with any covenant (or, with respect to covenants that are qualified by materiality, failed to comply in any respect), of LaserCard to be performed or complied with under the Merger Agreement prior to the Acceptance Time;

(viii) the Merger Agreement shall have been terminated in accordance with its terms; or

(ix) Purchaser shall not have received prior to the scheduled expiration of the Offer a certificate signed by the Chief Executive Officer and principal accounting officer of LaserCard, dated as of the date of the scheduled expiration date of the Offer, to the effect that the following conditions have been satisfied:

(A) each of LaserCard’s representations and/or warranties set forth in the second sentence of Section 1.2(a), Section 3.3(a), Section 3.3(b)(i), the first sentence of Section 3.11 and Section 3.23 of the Merger Agreement shall be true and correct, each of LaserCard’s representations and/or warranties set forth in Section 3.2(a) and Section 3.2(b) shall be true and correct, except for any de minimis inaccuracy therein, and each of LaserCard’s representations and/or warranties set forth in Section 3.5(b), Section 3.8, Section 3.18(b) and Section 3.19 shall be true and correct in all material respects; and each of LaserCard’s other representations and warranties set forth in the Merger Agreement (other than any representation or warranty referred to in the first clause of this (ix)(A) above) shall be true and correct (without giving effect to the words “materially” or “material” or to any qualification based on such terms or based on the defined term “Company Material Adverse Effect”) in all respects except where the failure of all such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(B) LaserCard shall have performed and complied in all material respects with all obligations (or, with respect to obligations that are qualified by materiality, have performed in all respects), and complied in all material respects with all covenants (or, with respect to covenants that are qualified by materiality, complied in all respects), of LaserCard to be performed or complied with under the Merger Agreement prior to the Acceptance Time.

The foregoing conditions are for the sole benefit of ASSA US and Purchaser and may be asserted by either of them regardless of the circumstances giving rise to such conditions or may be waived by ASSA US or Purchaser, in whole or in part at any time and from time to time in the sole discretion of ASSA US and Purchaser (except for any condition that, pursuant to Section 1.1(d) of the Merger Agreement, may only be waived with LaserCard’s consent). The failure by ASSA US, Purchaser or any other affiliate of ASSA US at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Company Material Adverse Effect means any change, event, or development of a state of facts that, individually or in the aggregate with all other changes, events, occurrences or developments of a state of facts, is materially adverse to (i) the business, operations, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of LaserCard and its subsidiaries considered, taken as a whole; provided, however, that no event, change, occurrence or development of a state of facts shall constitute a Company Material Adverse Effect if it

(A) arises out of general political, economic or market conditions or general changes or developments in the secure identity solution industry or affecting participants in the secure identity solutions industry;

(B) results from or is caused by acts of terrorism or war (whether or not declared), sabotage, national or international calamity, military action or any other similar event or any change, escalation or worsening thereof, earthquakes, fires, floods, hurricanes, tornadoes or other natural disasters occurring after the date of the Merger Agreement;

(C) results from changes in law (after the date of the Merger Agreement) or in any applicable accounting regulations or principles or the interpretations thereof;

(D) results from changes in the price or trading volume of LaserCard’s stock or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying event, change, occurrence or development of a state of facts that may have caused or contributed to such change or failure may be considered in determining whether there was a Company Material Adverse Effect);

(E) results from or arises out of changes in the economy or the financial, credit or securities market of the U.S. or any other region outside of the U.S.;

(F) results from or arises out of the entry into, announcement or performance of the Merger Agreement and the transactions contemplated thereby (including compliance with the covenants set forth therein) and LaserCard shall have the obligation to demonstrate that the announcement or performance of the Merger Agreement and the transactions contemplated thereby were the cause of the change, event or development of a state of facts giving rise to such materially adverse condition;

(G) results from or arises out of any action taken or omitted to be taken by LaserCard or any of its subsidiaries at the request of or with the consent of Parent or Merger Sub; or

(H) results from or arises out of any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable laws relating to the Merger Agreement or the transactions contemplated thereby; except to the extent such effects resulting from or arising out of the matters described in clauses (A) through (E) above disproportionately affect LaserCard and its subsidiaries as compared to other companies that conduct business in the countries and regions in the world and in the industries in which LaserCard and its subsidiaries conduct business (in which case, only to the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect has occurred).

16. Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by LaserCard with the SEC and other publicly available information concerning LaserCard, we are not aware of any governmental license or regulatory permit that appears to be material to LaserCard’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. There is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to LaserCard’s business or certain parts of LaserCard’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder to the extent permitted pursuant to the terms of the Merger Agreement. Our obligation under the Offer to accept for payment and pay for Shares is subject only to the conditions set forth in Section 15—“Certain Conditions of the Offer.”

Delaware law. As a Delaware corporation, LaserCard is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the LaserCard Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. LaserCard, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

For example, in 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

17. Appraisal Rights

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under Section 262 of the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such appraisal rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of interest from the date of consummation of the Merger through the date of the payment of the judgment on the amount determined to be the fair value of their Shares compounded quarterly and accruing at 5% over the Federal Reserve discount rates as established from time to time (unless the Court determines otherwise for good cause shown). Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values, investment value and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Offer Price. A stockholder may withdraw his demand for appraisal by delivering to LaserCard a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18. Fees and Expenses

ASSA US and Purchaser have retained Alliance Advisors, L.L.C. to be the Information Agent and BNY Mellon Shareowner Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither ASSA US nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of ASSA US or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, LaserCard has filed or will file with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the LaserCard Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning LaserCard” above.

American Alligator Acquisition Corp.

December 22, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ASSA ABLOY, ASSA US AND PURCHASER

The names of the directors and executive officers of ASSA ABLOY AB (“ASSA ABLOY”), ASSA ABLOY Inc. (“ASSA US”) and American Alligator Acquisition Corp. (“Purchaser”) and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years. The business address of each of the directors and executive officers of ASSA ABLOY is P.O. Box 70340, SE-107 23 Stockholm, Sweden. The business address of each of the directors and executive officers of ASSA US and Purchaser is c/o HID Global Corporation, 15370 Barranca Parkway, Irvine, California 92618. Unless otherwise indicated, none of these individuals beneficially owns any shares of LaserCard Corporation.

1. Directors and Executive Officers of ASSA ABLOY

Name	Country of Citizenship	Position
Gustaf Douglas	Sweden	Chairman of the Board, Director
Carl Douglas	Sweden	Director
Johan Molin	Sweden	President and CEO, Head of Global Technologies, Director
Sven-Christer Nilsson	Sweden	Director
Lars Renström	Sweden	Director
Birgitta Klasén	Sweden	Director
Eva Lindqvist	Sweden	Director
Ulrik Svensson	Sweden	Director
Per-Edvin Nyström	Sweden	Deputy Director
Mats Persson	Sweden	Director
Rune Hjälm	Sweden	Deputy Director
Seppo Liimatainen	Sweden	Director
Tomas Eliasson	Sweden	Executive Vice President and Chief Financial Officer
Denis Hébert	USA	Executive Vice President and Head of Global Technologies Business Unit HID Global
Thanasis Molokotos	USA	Executive Vice President and Head of Americas Division
Jonas Persson	Sweden	Executive Vice President and Head of Asia Pacific Division
Tim Shea	USA	Executive Vice President and Head of Global Technologies Business Unit ASSA ABLOY Hospitality
Ulf Södergren	Sweden	Executive Vice President and Chief Technology Officer
Juan Vargues	Sweden	Executive Vice President and Head of Entrance Systems Division
Tzachi Wiesenfeld	UK and Israel	Executive Vice President and Head of EMEA Division

Gustaf Douglas is Chairman of the Board of ASSA ABLOY and has been a Board member since 1994. Mr. Douglas is Chairman of SäkI AB and a Board member of Stiftelsen Svenska Dagbladet and the Swedish Conservative Party.

Carl Douglas has been a Board member since 2004. Mr. Douglas is Vice Chairman of Securitas AB and a Board member of Investment AB Latour, Niscayah Group AB, Swegon AB and SäkI AB.

Johan Molin has been a Board member since 2006. Mr. Molin has been President and CEO of ASSA ABLOY and Head of Global Technologies division since 2005. Prior to that, Mr. Molin was CEO of Nilfisk-Advance from 2001–2005. Mr. Molin is a Board member of AB Electrolux and Nobia AB.

Sven-Christer Nilsson has been a Board member since 2001. Mr. Nilsson is the owner and Founder, of Ripasso AB, Ängelholm, Sweden, a private business advisory company. Mr. Nilsson is Chairman of the National Swedish Public Service Broadcasting Foundation (Sveriges Radio AB, Sveriges Television AB and Sveriges Utbildningsradio AB) and Swedish ICT Research AB and a Board member of Sprint Nextel Corporation, CEVA, Inc. and Tilgin AB.

Lars Renström has been a Board member since 2008. Mr. Renström has been President and CEO of Alfa Laval AB since 2004. Mr. Renström is a Board member of Alfa Laval AB and TeliaSonera AB.

Birgitta Klasén has been a Board member since 2008. Ms. Klasén is an independent IT consultant (Senior IT Advisor) and previously was Chief Information Officer and Head of Information Management at EADS (European Aeronautics Defence and Space Company) from 2004–2005. Ms. Klasén is a Board member of Acando AB, BISNODE AB and IFS AB.

Eva Lindqvist has been a Board member since 2008. Ms. Lindqvist was Senior Vice President of Mobile Business at TeliaSonera AB from 2006-2007. Prior to that, she held several senior posts at TeliaSonera AB, such as President and Head of Business Operation International Carrier, and various posts in the Ericsson Group. Ms. Lindqvist is Chairman of the Board Xelerated AB and Admeta AB, as well as Board Member of Schibstedt, Niscayah Group AB, Transmode AB and Nordia Innovation AB. Ms. Lindqvist is a member of the Royal Swedish Academy of Engineering Sciences (IVA).

Ulrik Svensson has been a Board member since 2008. Mr. Svensson has been the President of Melker Schörling AB since 2006. He was the CFO of Swiss International Airlines Ltd. from 2003–2006 and, prior to that, the CFO of Esselte AB. Mr. Svensson is a Board member of AAK AB, Loomis AB, Niscayah Group AB, Hexpol AB and Flughafen Zürich AG.

Per-Edvin Nyström has been a deputy Board member since 1994. Mr. Nyström is an employee representative on the Board of Directors, and has been employed by ASSA ABLOY for the last five years.

Mats Persson has been a Board member since 1994. Mr. Persson is an employee representative on the Board of Directors, and has been employed by ASSA ABLOY for the last five years.

Rune Hjälm has been a deputy Board member since 2005. Mr. Hjälm is an employee representative on the Board of Directors and has been employed by ASSA ABLOY for the last five years. He is the Chairman of EWC, European Work Council in the ASSA ABLOY Group.

Seppo Liimatainen has been a Board member since 2003. Mr. Liimatainen is an employee representative on the Board of Directors and has been employed by ASSA ABLOY for the last five years.

Tomas Eliasson is the Executive Vice President and Chief Financial Officer AB and has been employed by ASSA ABLOY since 2006. He was CFO and Senior Vice President for Seco Tools between 2002 and 2006.

Denis Hébert is the Executive Vice President and Head of Global Technologies business unit HID Global Corporation (HID Global) and has been employed by ASSA ABLOY since 2002. Denis Hébert has served as President and CEO of HID Global since 2002 and was appointed executive vice president of ASSA ABLOY in September 2007. Prior to joining HID Global, he was president of NexWatch, a Honeywell company based in Fremont, Calif., formerly known as Westinghouse Security Electronics. Mr. Hébert’s experience spans over 17 years with Honeywell International in a number of senior executive roles managing business units in the U.S., Canada and Europe.

Thanasis Molokotos is the Executive Vice President and Head of Americas division and has been employed by ASSA ABLOY since 1996. Mr. Molokotos has served as President and CEO of ASSA US since January 2004 and Executive Vice President of ASSA US from 2001-2004.

Jonas Persson is the Executive Vice President and Head of Asia Pacific division and has been employed by ASSA ABLOY since 2009. He was Business Area Manager, Nolato Telecom Sweden, between 2006 and 2009 and Managing Director Nolato Beijing China, between 2002 and 2006.

Tim Shea is the Executive Vice President and Head of Global Technologies business unit ASSA ABLOY Hospitality and has been employed by ASSA ABLOY since 2004.

Ulf Södergren is the Executive Vice President and Chief Technology Officer and has been employed by ASSA ABLOY since 2000.

Juan Vargues is the Executive Vice President and Head of Entrance Systems division and has been employed by ASSA ABLOY since 2002.

Tzachi Wiesenfeld is the Executive Vice President and Head of EMEA division and has been employed by ASSA ABLOY since 2000.

2. Directors and Executive Officers of ASSA US

Name	Country of Citizenship	Position
Johan Molin	Sweden	Chairman of the Board, Director
Thanasis Molokotos	USA	President and CEO, Director
Tomas Eliasson	Sweden	Director
Jeffrey A. Mereschuk	USA	Executive Vice President, CFO and Secretary, Director
David M. Ambrosini	USA	Vice President – Finance and IT
John Dwyer	USA	Vice President – HR and Administration

For information about Mr. Molin, please see “Directors and Executive Officers of ASSA ABLOY” above.

For information about Mr. Molokotos, please see “Directors and Executive Officers of ASSA ABLOY” above.

For information about Mr. Eliasson, please see “Directors and Executive Officers of ASSA ABLOY” above.

Jeffrey A. Mereschuk has served as Executive Vice President, CFO and Secretary of ASSA US since 1996. He previously served as Vice President and Secretary of the predecessor corporation, Essex Industries. He serves as Secretary of virtually all subsidiary companies within the Americas division of ASSA ABLOY.

David M. Ambrosini has served as Vice President, Finance and IT of ASSA US since January 2004. He previously served, beginning in 1991, as the CFO of the subsidiary Sargent Manufacturing Company, and then as CFO of the Architectural Hardware Group within the Americas division of ASSA ABLOY. Mr. Ambrosini also holds officer positions as Treasurer or CFO in a number of other subsidiary companies within the Americas division of ASSA ABLOY.

John Dwyer has served as Vice President, Human Resources and Administration of ASSA US since January 2004. He previously served as Vice President, Human Resources and Administration for the Architectural Hardware Group within the Americas division of ASSA ABLOY, and prior to that he was Vice President, Human Resources for the subsidiary Sargent Manufacturing Company.

3. Directors and Executive Officers of Purchaser

Name	Country of Citizenship	Position
Denis Hébert	USA	Director and President
William West	USA	Director, Secretary and Treasurer
Timothy Moxon	USA	Director, Vice President

For information about Mr. Hébert, please see “Directors and Executive Officers of ASSA ABLOY” above.

William West has served as Senior Vice President and Chief Financial Officer of HID Global since February 2007. Prior to that, Mr. West also served as Director of M&A for HID Global from August 2005 to February 2007. Prior to joining ASSA ABLOY Group, Mr. West held a variety of positions in private equity and strategy consulting.

Timothy B. Moxon has served as Director of Mergers & Acquisitions for HID Global since July 2008. Prior to joining HID Global, Mr. Moxon was Vice President of Business Development at Heckmann Corporation from January 2008 to June 2008 and held various mergers & acquisitions, corporate finance and investor relations roles at K2 Inc. from April 2003 to December 2007.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominees to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:

BNY Mellon Shareowner Services Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Corporate Action Department 480 Washington Boulevard, 27th Fl Jersey City, New Jersey 07310

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Holders call toll free: (866) 329 8434

Bank and Brokers call: (973) 873-7710

(973) 338-1430 – Fax